May 17, 2006
Via Facsimile and EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Attn:	Linda Van Doorn Senior Assistant Chief Accountant

Re:	Post Properties, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed 3/15/06
File No. 1-12080
Dear Ms. Van Doorn:
     We are responding to the Staff of the Securities and Exchange Commission’s (the “Staff”) comments contained in its letter dated April 25, 2006 regarding Post Properties, Inc.’s (the “Company”) Form 10-K (the “Annual Report”) for its fiscal year ended December 31, 2005. For your convenience, this letter sets forth in italics the Staff’s comment before our response.
     In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
1.	We note that you may use the percentage of completion method to account for the sales of newly developed condominiums provided the criteria of SFAS 66 are met including the initial and continuing investment tests. Tell us the average duration between the signing of a sales contract and the receipt of the down payment and the closing of the sale when title to the property is transferred. Further, clarify to us how you assess whether the buyer of a condominium unit has met the continuing investment criteria during the period between the signing of the sales contract and the delivery of the unit. Refer to paragraphs 4, 12 and 37(d) of SFAS 66.
Response:
The Company had one condominium project under development/construction at December 31, 2005. The Company commenced the development/construction of this project in the fourth quarter of 2004 and expects to deliver completed condominium units late in the fourth quarter of 2006 or early in the first quarter of 2007 (a 24 to 27 month development/construction period). The Company began executing initial sales contracts for sales of condominium units at the project in the second quarter of 2005. Using an estimated projected completion date of December 2006, the average duration between the signing of sales contracts (and the receipt of the associated non-refundable down payments) and the expected closing date of units is approximately 17 months for contracts executed as of December 31, 2005.
The Company generally receives non- refundable down payments upon the execution of the sales contracts. The cash down payments received upon the execution of sales contracts have generally ranged from 5.0% to 7.0%. The sales contracts do not require any additional deposits or payments on behalf of the purchasers until the condominium units are delivered at closing and title to the units has transferred to purchasers.
In assessing whether the sales contracts for condominium units should be recorded using the percentage-of-completion method as provided in paragraph 37 of SFAS No. 66, the Company determines whether the sale price is collectible under 37(d) through considering the initial and continuing investment criteria under SFAS No. 66, paragraphs 4 and 12. In this regard, the Company determines whether the purchaser has made an initial down payment equal to at least the minimum initial investment requirements provided in paragraph 53 and 54. For condominium units, the minimum initial investment requirement is at least 5% of the contractual sales value for primary residential purchasers, 10% for secondary purchasers and investors. Additionally, the Company considers whether, the purchaser is required to make additional non-refundable payments or deposits at least equal to the level annual payment (principal and interest) that would be required to amortize the unpaid balance under the contract over the customary term for a first mortgage loan for condominium homes (presumably a 30-year amortizing mortgage). The Company considers initial down payments in excess of the 5% criteria when evaluating the adequacy of the purchaser’s required initial and continuing investment (paragraph 16 of SFAS No. 66).
In addition to considering whether the sales contracts meet the initial and continuing investment tests, the Company also considers qualitative factors in assessing the collectibility of the purchaser’s unpaid balance under the contract as provided in paragraph 4 of SFAS No. 66, including, but not limited to, market volatility and general economic conditions impacting sales prices of competitively located and priced condominium homes, credits risks and the Company’s ability to reasonably estimate the amount of contract rescissions.
In our specific situation, the Company concluded that the sales contracts and deposit requirements did not meet the initial and continuing investment criteria described above. Additionally, giving consideration to the same qualitative factors discussed in the preceding paragraph, the Company has also concluded that total project revenues are not estimable within a reasonable level of precision to satisfy the requirements of paragraph 37(e). As such, the Company concluded that the sales contracts entered into through December 31, 2005 for the one condominium community under development/construction did not meet the criteria for applying the percentage of completion method of accounting.
Exhibit 31
2.	Please remove references to “this annual report” in your 302 certifications in future filings. The certification should refer to “this report,” as identified in paragraph one.
Response:
     We will appropriately revise our certifications in future filings.
* * * *

     I hope the foregoing information is helpful. If I can be of any assistance to the Staff in explaining the matters described in this letter, please let me know. Please contact me with any questions or comments at (404) 846-5028.

Very truly yours,
/s/ Christopher J. Papa
Christopher J. Papa
Executive Vice President and Chief Financial Officer